05043832

ATES
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.C. 20549

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SEC FILE NUMBER
8 - 53605

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 6/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pali Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Doherty 212-259-2067
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 223 (Address) Jericho (City) NY (State) 11753 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, David Wasitowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pali Capital, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

EDWARD D. MAJEWSKI
Notary Public, State of New York
No. 01MA6019374
Qualified in Richmond County
Commission Expires Feb 8, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALI CAPITAL, INC.

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED JUNE 30, 2005

PALI CAPITAL, INC.

INDEX


J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Pali Capital, Inc.

We have audited the accompanying statement of financial condition of Pali Capital, Inc. as of June 30, 2005, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pali Capital, Inc. as of June 30, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Jericho, New York
August 11, 2005

PALI CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS	
Cash and Cash Equivalents	$ 1,572,748
Receivable from Broker-Dealers and Clearing Organizations	5,661,406
Securities Owned:	
Marketable, At Market Value	3,919,875
Non-Marketable	286,865
Other Receivables	194,600
Equipment and improvements, net	934,012
Due From Related Parties	17,684
Other Assets	780,201
TOTAL	$13,367,391
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Securities Sold, Not Yet Purchased, at Market Value	$ 822,991
Accounts Payable and Accrued Expenses	6,375,105
Loans Payable – Related Parties	1,243,768
Due to Related Parties	145,176
	8,587,040
Subordinated Borrowings	1,000,000
TOTAL LIABILITIES	9,587,040
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $500 par value – 200 shares authorized; 60 shares issued and outstanding,	30,000
Additional Paid-in Capital	2,293,924
Retained Earnings	1,456,427
TOTAL STOCKHOLDER'S EQUITY	3,780,351
TOTAL	$13,367,391

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2005

REVENUES	
Commissions	$ 58,487,466
Interest and Dividends	471,222
Trading Income	409,185
Corporate Finance Fees	6,890,605
Other Revenues	827,552
Total	67,086,030
EXPENSES	
Commissions and Clearance Charges	38,920,841
Depreciation and Amortization	246,006
Employee Compensation and Benefits	6,024,850
Management and Advisory Fees	1,230,000
Occupancy	1,489,712
Office and Other Expenses	1,198,443
Corporate Finance Fee Expense	5,379,222
Professional Fees	2,216,240
Communication and Data Processing	3,730,901
Contributions	300,053
Business Development	5,783,004
Interest	100,939
Total	66,620,211
Income Before Provision For Income Taxes	465,819
Provision For Income Taxes	477,087
NET LOSS	$ (11,268)

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 30,000	$2,293,924	$1,467,695	$3,791,619
Net Loss	-0-	-0-	(11,268)	(11,268)
Balance – End of Year	$ 30,000	$2,293,924	$1,456,427	$3,780,351

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED JUNE 30, 2005

Subordinated Borrowings at July 1, 2004	$ -0-
Increases:	
Borrowings subject to a subordination agreement	1,000,000
Subordinated Borrowings at June 30, 2005	$ 1,000,000

See Notes to Financial Statements

PALI CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2005

Operating Activities:	
Net Loss	$ (11,268)
Adjustments To Reconcile Net Loss	
To Net Cash Used In Operating Activities:	
Depreciation and Amortization	246,006
Reversal of Provision for Doubtful Accounts	(167,317)
Changes in Operating Assets and Liabilities:	
Receivable From Broker-Dealers	554,780
Securities Owned, Net	(751,061)
Other Receivables	(42,453)
Other Assets	(276,865)
Accounts Payable and Accrued Expenses	(845,225)
Change In Due To/From Related Parties	439,814
Net Cash Used In Operating Activities	(853,589)
Investing Activities:	
Collection of Loans Receivable from Affiliates	100,000
Acquisition of Equipment and Improvements	(277,307)
Net Cash Used In Operating Activities	(177,307)
Financing Activities:	
Proceeds from Subordinated Borrowings	1,000,000
Proceeds from Loans Payable	538,927
Advances from Officer	47,613
Net Cash Provided by Financing Activities	1,586,540
Net Increase In Cash and Cash Equivalents	555,644
Cash And Cash Equivalents At Beginning Of Year	1,017,104
Cash And Cash Equivalents At End Of Year	$ 1,572,748

SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA:	
Interest Paid	$ 83,756
Income Taxes Paid	$ 401,660

See Notes to Financial Statements.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Pali Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking services. The Company, a Delaware corporation, is a wholly-owned subsidiary of European American Investment Bank AG (the "Parent"). The Company has applied for and received approval from the NASD to change their year end to June 30, effective for the year ended June 30, 2005.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Security Transactions:

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Investment revenue is recorded on an accrual basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair market value as determined by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Cash Equivalents:

The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Corporate Finance Fees:

Corporate finance fees are derived from investment banking activities, which include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Corporate finance fees also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Structured Product Fees:

Structured product fees and referral fees are recorded on an accrual basis and recognized as earned.

Foreign Currency Transactions:

Gains or losses resulting from foreign currency transactions are included in net income. Such transactions were not material for the year ended June 30, 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Equipment and Improvements:
Equipment and leasehold improvements are stated at cost. Equipment is depreciated on both straight-line and accelerated methods using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on exacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred income taxes were immaterial as of June 30, 2005.

Concentrations of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers and clearing organizations. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions. At June 30, 2005, the allowance for doubtful accounts was $-0-.

NOTE 3 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at June 30, 2005 consist of the following:

Receivable from Clearing Organizations	$3,901,068
Commissions Receivable	1,760,338
Total	$5,661,406

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable, securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$2,769,868	$ 797,701
Bonds	1,079,037	-0-
Options and Warrants	70,970	25,290
Totals	$3,919,875	$ 822,991

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE 5 – EQUIPMENT AND IMPROVEMENTS:

Equipment and improvements are stated at cost. At June 30, 2005, equipment and improvements consist of the following:

	Life	Amount
Furniture and Fixtures	5-7 yrs.	$ 287,286
Computer Equipment	5 yrs.	361,264
Leasehold Improvements	5-10 yrs.	1,295,288
Equipment under Capital Leases	5-7 yrs.	254,062
		2,197,900
Less Accumulated Depreciation and Amortization		1,263,888
Totals		$ 934,012

Depreciation and amortization expense was $246,006 for the year ended June 30, 2005.

Accumulated amortization related to equipment under capital leases amounted to $244,669 at June 30, 2005.

NOTE 6 – RELATED PARTY TRANSACTIONS:

Due from related parties consists of advances to, and/or expenses paid on behalf of, and/or allocated expenses to several related companies.

Due to related parties consists of amounts due to related companies as well as an officer.

Loans payable consists of a $700,000 loan payable to the Chief Executive Officer, due in thirteen months (reset daily until notice of termination) and secured by commissions receivable, bearing interest at 4.5% per annum, and $500,000 payable to Euram BV, due in thirteen months (reset daily until notice of termination) and secured by commissions receivable and fixed assets, bearing interest at 4.5% per annum. Interest expense incurred on these related party loans amounted to $43,768 for the year ended June 30, 2005. Accrued interest on such loans at June 30, 2005 amounted to $43,768 and is included in the loans payable balance. Additionally, the loan to the Chief Executive Officer is subordinated to the prior payment in full of all present and future creditors arising out of any matter occurring prior to the date on which his loan matures. The sole recourse of the creditors for non-payment of these loans is the assets that collateralize such loans.

Included in business development expense is $586,719 under dry lease agreements paid to Pavia Place, LLC and Pavia II, LLC, of which a member of each is an officer of the Company. These agreements require the Company to pay aircraft rental to Pavia Place LLC and Pavia II, LLC, including a prorated share of a monthly management fee. In addition, included in communication and data processing expenses is $145,474 paid to Pavia Place, LLC for equipment rental.

Included in other revenues is structured product fees of $69,150. These fees result from the joint marketing of structured products with the Company's Parent.

During the year ended June 30, 2005, the Company paid $218,565 for consulting to a company owned by the Chief Operating Officer of the Company.

Included in commissions and clearance charges is commission expense in the amount of $3,632,556 incurred to Clifden Equities, LLC, a company owned by a stockholder of the Company's Parent.

During the year ended June 30, 2005, the Company paid $890,000 for various services provided by Euram Corporate Services, a commonly owned company. In addition, the Company paid its Parent an advisory fee of $100,000. Also, during the year ended June 30, 2005, the Company paid referral fees to Euram Advisors, a commonly owned company, of $240,000.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

Leases Commitments

The Company financed a portion of its acquisition of furniture and equipment through sale-leaseback transactions with both related and unrelated parties. The fixed assets were sold at their net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the sold assets nor does the Company provide any guarantees.

The Company leases office space under non-cancelable operating leases in New York City. The Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients. In addition, the Company leases furniture, computer equipment and transportation equipment under various non-cancelable operating leases expiring through 2007 from both related and unrelated parties.

Rent expense, which is net of reimbursement of $646,406, is included in occupancy expense. Net rent expense, of which $129,152 was incurred to related parties, was $1,353,731 for the year ended June 30, 2005.

The Company is obligated, pursuant to various lease agreements, to pay minimum future annual rentals for the years subsequent to June 30, 2005, as indicated below. In addition, there are escalation clauses for adjusting rent to reflect increased costs for certain leases.

Year Ending		Personal Property		
June 30,	Real Property	Unrelated	Related	Total
2006	$ 1,616,394	439,588	283,092	$ 2,339,074
2007	1,760,704	178,206	141,546	2,080,456
2008	1,760,704	-0-	-0-	1,760,704
2009	1,760,704	-0-	-0-	1,760,704
2010	1,760,704	-0-	-0-	1,760,704
Thereafter	3,814,859	-0-	-0-	3,814,859
Totals	$12,474,069	$ 617,794	$ 424,638	$13,516,501

NOTE 7 - COMMITMENTS AND CONTINGENCIES: (continued)

Leases Commitments (continued)
The Company has provided the landlord of its New York City location with an irrevocable stand-by letter of credit in the amount of $1,500,000 as collateral for the lease.

Employment Contract
The Company has entered into an employment agreement with its Chief Executive Officer which expires on September 30, 2006. The agreement provides for compensation to be paid based on a percentage of revenues.

Regulatory Examination
The Company has been examined by the NASD, who has had communications with management related to the Company's soft dollar program. The NASD has informed the Company that the Company must maintain a minimum net capital balance of $250,000 and that the soft dollar liabilities considered to be "customer payables" (that is, amounts for non 28(e) expenses) must be segregated and paid out of a special cash account for the exclusive benefit of those customers pursuant to SEC rule 15c3-3. Although management disagrees with this interpretation, the Company has agreed to comply with the NASD's requests. As such, the Company is reporting a minimum net capital requirement of $250,000 and has set up a special account to segregate the customer funds. As of June 30, 2005, the total soft dollar liability of $1,523,770, which is included in accounts payable and accrued expenses, includes "customer payables." At June 30, 2005, the Company has estimated, based upon historical percentages, that such "customer payables" amount to approximately $500,000. At June 30, 2005, the Company had cash and cash equivalents of $1,572,748, which includes the balance in the special cash account, which was $122,583. The determination of monthly soft dollar credits occurs upon the receipt of monthly trade information, which is received in the subsequent month. As a result, subsequent transfers were made into the special account on July 11, 2005 and July 15, 2005, amounting to $400,000 and $500,000, respectively.

Financial Instruments with Off Balance Sheet Risk
The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at June 30, 2005 were not material.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Financial Instruments with Off Balance Sheet Risk (continued)
Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 – SUBORDINATED BORROWINGS

The borrowing subject to a subordination agreement at June 30, 2005 is payable to the Chief Executive Officer, bears interest at 10% and is due on May 31, 2006. Interest expense incurred on this loan for the year ended June 30, 2005 amounted to $9,877.

The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 9 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At June 30, 2005, accounts payable and accrued expenses consist of the following:

Soft dollar credits	$1,523,770
Commissions payable	2,085,192
Accrued expenses	2,882,648
Total	$6,491,610

NOTE 10 – EMPLOYEE BENEFIT PLANS

All full time employees who meet certain age and length of service requirements are eligible to participate in the Company's 401(k) plan. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made a contribution to the Plan during the year ended June 30, 2005 of $8,562.

NOTE 11 – OTHER REVENUES:

Other revenues consist of the following:

Structured Product Fees	$ 69,150
Referral Fees	500,791
Other Income	257,611
Total	$827,552

NOTE 12 – INCOME TAXES:

The provision for income taxes consists of the following:

	Total
Federal	$ 184,324
State and Local	176,258
Total	$ 360,582

The disproportionate provision for income taxes results from certain expenses which are not deductible.

NOTE 13 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2005, the Company had net capital of $2,669,011, which was $2,151,408 in excess of its minimum required net capital of $517,603. The Company's net capital ratio was 2.91 to 1.

SCHEDULE I

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2005

NET CAPITAL		
Total Stockholder's Equity		$ 3,780,351
Add:		
Subordinated Borrowings allowable in the computation of net capital		1,000,000
Deductions:		
A. Non-Allowable Assets (Excluding those that Collateralize Secured Loans)		
Other Receivables and Petty Cash	$ 213,284	
Non-Allowable Receivables	336,523	
Non-Allowable Investments	286,865	
Other Assets	780,201	
Total Non-Allowable Assets		(1,616,873)
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)		3,163,478
Haircut On Securities		
Stocks and Warrants	$ 437,615	
Options	48,130	
Other	5,567	
Undue Concentration	3,155	(494,467)
Net Capital		$ 2,669,011
AGGREGATE INDEBTEDNESS		
Items Included In Statement Of Financial Condition		
Accounts Payable and Accrued Expenses	$6,375,105	
Loans Payable – Related Parties	1,243,768	
Due to Related Parties	145,176	
TOTAL		$ 7,764,049
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 517,603
Excess Net Capital		$ 2,151,408

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2005

Excess Net Capital at 1,000%	$ 1,892,606
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.91 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17a-5 AS OF JUNE 30, 2005)	
Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	$ 2,341,103
Audit Adjustments – Accrued Expenses	327,908
NET CAPITAL PER ABOVE	$ 2,669,011
AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	$ 8,013,252
Audit adjustment - Accrued Expenses	(327,908)
Due to Related Parties	78,705
AGGREGATE INDEBTEDNESS PER ABOVE	$ 7,764,049

See Report of Independent Public Accountants.



Accountants & Consultants

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Report of Independent Public Accountants on Internal Control

To the Board of Directors
Pali Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Pali Capital, Inc. (the "Company") as of and for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a–3 (a)(11) and for the determining compliance with the exemptive provisions of rule 15c3–3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a–5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Jericho, New York
August 11, 2005